Mail Stop 3561

January 15, 2009

By Facsimile and U.S. Mail

Mr. Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA   94588-3229

>   **Re: Safeway, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 29, 2007**
>   **Form 10-Q for Fiscal Quarters Ended March 22, 2008,**
>   **June 14, 2008 and September 6, 2008**
>   **File No. 1-00041**

Dear Mr. Burd:

        We have reviewed your supplemental response letter dated January 13, 2009 sent to us via Federal Express and have the following comments. As noted in our comment letter dated October 21, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 29, 2007

General

1.   Please submit your letter to us dated January 13, 2009 on EDGAR as well as your response this letter. Further, please submit your correspondence received on November 14, 2008, November 24, 2008, and December 2, 2008 on EDGAR. Where you have requested confidential treatment for any portion of your correspondence to us, the redacted version of the letter should be submitted on EDGAR.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Notes L. Segments, page 63

2.   Please expand your disclosure to identify the 12 geographic retail divisions defined as operating segments.

3.   Please expand your disclosure to clarify what you mean by "one store format." In this regard, store format is also used to describe whether a facility is a combination food operation with pharmacy, fuel centers or for example a supercenter or small-store format such as "The Market."

4.   Please revise your disclosure as follows: "….the operating segments have similar historical economic characteristics and are expected to have similar economic characteristics and similar long-term financial performance in the future."

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 if you have any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief